Mail Stop 0409

VIA U.S. MAIL AND FAX (212)504-8120

Albert H. Pleus
Chairman of the Board and Chief Executive Officer a21, Inc.
7660 Centurion Parkway
Jacksonville, Florida 32256

Re: a21, Inc..
	Form 10-K for the year ended December 31, 2004
	File no. 000-17602

Dear Mr. Pleus:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Financial Statements


Note B - Summary of Significant Accounting Policies

[3] Revenue recognition, page F-8

1. We note that you recognize revenue in transactions subject to licensing arrangements on a net rather than a gross basis. In a supplemental response to us, please explain how you have considered the guidance of EITF 99-19 in determining your policy.

Note C - Acquisition of Superstock, Inc., page F-11

2. Advise us how you determined that you were the accounting acquirer in the SuperStock transaction, we note that you had nominal assets and operations prior to the acquisition. In addition, why do you consider the issuance of SuperStock preferred shares as consideration given by your company? Where these shares held by your company prior to the transaction? Please advise us of the terms of these securities.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3413 if you have questions.



						Sincerely,



Cicely Luckey
Accounting Branch Chief



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a21, Inc.
May 3, 2005